# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MANNATECH INC, CIK 0001056358
CUSIP: 563771203
Title of class of securities: Common Stock, Par Value $0.0001
Address of issuer's principal executive offices: 1410 LAKESIDE PARKWAY, SUITE 200, FLOWER MOUND, Texas (TX), 75028
Date of event which requires filing of this statement: 01/02/2026
Filed by CIK 0001211831
Persons authorized to receive notices and communications: Robert Toth, 1410 Lakeside Parkway, Suite 200, Flower Mound, Texas (TX), 75028, 972-471-7400

## Reporting persons
- TOTH ROBERT (CIK 0001211831): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC); sole voting power 99,254; shared voting power 0; sole dispositive power 99,254; shared dispositive power 0; aggregate amount beneficially owned 99,254 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.0001
Name of issuer: MANNATECH INC
Address of issuer's principal executive offices: 1410 LAKESIDE PARKWAY, SUITE 200, FLOWER MOUND, Texas (TX), 75028
Comment: This Schedule 13D relates to shares of common stock, $0.0001 par value per share (the "Common Stock"), of Mannatech, Incorporated, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1410 Lakeside Parkway, Suite 200, Flower Mound, Texas 75028.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Robert Toth (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 1410 Lakeside Parkway, Suite 200, Flower Mound, Texas 75028.
Present principal occupation or employment: The Reporting Person is a Director of the Issuer and is a citizen of the United States.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: The Reporting Person is a Director of the Issuer and is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock reported herein were acquired in connection with an unrestricted stock grant awarded to the Reporting Person as part of the Issuer's director compensation arrangements. No cash consideration was paid by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the shares of Common Stock for investment purposes and in connection with equity compensation. The Reporting Person currently has no plans or proposals that would result in any of the actions described in Items (a) through (j) of Item 4 of Schedule 13D, though the Reporting Person may engage in discussions with management and the Board regarding the Issuer's business, operations, and governance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the most recent practicable date, the Reporting Person beneficially owns 99,254 shares of Common Stock, representing approximately 5.1% of the Issuer's outstanding Common Stock, based on 1,929,670 shares outstanding. The Reporting Person has sole voting and dispositive power with respect to these shares.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the most recent practicable date, the Reporting Person has sole voting and dispositive power with respect to the 99,254 shares of the Issuer Common Stock.
Transactions in the class effected during the past sixty days: Not Applicable
Other persons with the right to receive dividends or sale proceeds: Not Applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer other than those described herein.

## Signatures
- TOTH ROBERT: /s/ Robert Toth, Robert Toth (04/24/2026)